EXHIBIT 99.1

IIJ Announces the Distribution of Retained Earnings (Interim Dividend)

TOKYO, Nov. 04, 2016 (GLOBE NEWSWIRE) -- Internet Initiative Japan Inc. ("IIJ") (NASDAQ:IIJI) (TSE1:3774) announced that IIJ’s Board of Directors today resolved upon the interim dividend to be paid from retained earnings to shareholders on the record date of September 30, 2016, as indicated below.

1. Dividend

	FY2016 Interim Dividend	Latest Forecast (disclosed on May 13, 2016)	FY2015 Interim Dividend
Record date	September 30, 2016	September 30, 2016	September 30, 2015
Dividend per common share	JPY13.50	JPY13.50	JPY11.00
Amount of dividend	JPY620 million	-	JPY505 million
Date of payment	December 6, 2016	-	December 7, 2015
Resource of dividend	Retained earnings	-	Retained earnings

2. Reason

IIJ’s basic policy for the return to shareholders is to maintain stable and continuous dividends to shareholders while giving full consideration to securing its funds to strengthen its financial position and to prepare for its operation and business development. Considering this basic policy, IIJ decided to pay JPY13.50 per common share as interim dividend as disclosed before.

<Reference> Annual dividend payments

Dividend per Common Share
Record Date	Interim Dividend	Year-end Dividend	Annual Dividend
Dividend target	-	JPY13.50	JPY27.00
Year ending March 31, 2017	JPY13.50	-	-
Year ended March 31, 2016	JPY11.00	JPY11.00	JPY22.00

About IIJ

Founded in 1992, IIJ is one of Japan's leading Internet-access and comprehensive network solutions providers. IIJ and its group companies provide total network solutions that mainly cater to high-end corporate customers. IIJ's services include high-quality Internet connectivity services, systems integration, cloud computing services, security services and mobile services. Moreover, IIJ has built one of the largest Internet backbone networks in Japan that is connected to the United States, the United Kingdom and Asia. IIJ listed on the U.S. NASDAQ Stock Market in 1999 and on the First Section of the Tokyo Stock Exchange in 2006.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainty. These statements may differ materially from actual future events or results. Readers are referred to the documents furnished by Internet Initiative Japan Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
IIJ Investor Relations
Tel: +81-3-5205-6500 E-mail: ir@iij.ad.jp URL: http://www.iij.ad.jp/en/ir